ImmunoPrecise to Host TECHDAY: Cutting-Edge AI and Biologics Innovation

VICTORIA, BRITISH COLUMBIA (CANADA), November 4, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA),an AI-driven biotherapeutic research and technology company, announces the details of its upcoming TECHDAY event on Friday, November 15, 2024, from 9:00 a.m. to 12:30 p.m. EST in Cambridge, Massachusetts. This exclusive gathering will highlight IPA’s latest advancements in AI-driven design, biologics innovation, and strategic technological developments.

Highlights of TECHDAY:

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Presentation by Dr. Dirk Van Hyfte: Dr. Van Hyfte will present “Accelerating Drug Discovery with LENSai: A Comprehensive Solution.” He will showcase LENSai, BioStrand’s revolutionary platform, and discuss how it transforms drug discovery by integrating biotechnology, biotherapeutics, and artificial intelligence. Key topics include using HYFT® Universal Fingerprints to revolutionize multi-omics and data integration while accelerating drug discovery, development and optimization with AI-driven insights.
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LENSai Demo: A live demonstration of the LENSai platform, showcasing its capabilities in accelerating and enhancing the discovery and design of therapeutic antibodies through AI-driven insights.
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Presentation by Dr. Shuji Sato: Dr. Sato will present IPA’s B Cell Discovery Platform and discuss its integration with the company’s advanced AI and NGS workflows for highly efficient hit expansion. This process includes:
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Fast analysis of complete NGS repertoires
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Multimodal feature extraction that combines sequence, structure, and large language model (LLM) embeddings to deliver enhanced insights into sample diversity.
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Add-ons that complement outputs from phage display, B-cell, and hybridoma technologies, enabling the retrieval of antibody sequences with characteristics similar to known binders.
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Fireside Chat: Disruptive Dialogue: Empowering Drug Discovery Through Seamless Data Integration and AI-Powered Insights

Participants:

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Dr. Dirk Van Hyfte, Head of Innovation and Co-founder, BioStrand (IPA)
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Jeff Fried, Director of Platform Strategy and Innovation, InterSystems

This discussion will explore how vector search intelligence is at the core of the LENSai platform, seamlessly integrated with the InterSystems IRIS data platform to deliver precise, scalable solutions that accelerate antibody discovery, enhance accuracy, and increase candidate diversity.

AI-Driven Drug Discovery Summit USA 2024

Additionally, earlier that same week at the AI-Driven Drug Discovery Summit USA 2024, IPA will participate in another fireside chat titled Beyond conventional biologics: the intersection of machine learning and biological engineering to invent.

Participants at the AI-Driven Drug Discovery Summit USA 2024:

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Adam Root, Vice President and Head of Protein Sciences, Generate Biomedicines
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Dr. Dirk Van Hyfte, Head of Innovation and Co-founder, BioStrand (IPA)

The chat will focus on the integration of artificial intelligence and machine learning with wet lab infrastructure to accelerate biologics development.

A recorded webcast of the TECHDAY presentations will be available in the Investors section of the IPA website under "Events and Presentations" at ir.ipatherapeutics.com.

Interested in joining us for this exclusive TECHDAY experience? Space is limited - secure your spot by contacting Jennifer K. Zimmons, PhD, MBA, at Quantum Media: jen@quantum-corp.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements include, but are not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, and clinical readiness or effectiveness of IPA-discovered therapeutics. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward-looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward-looking statements for any reason, even if new information becomes available in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.